  As filed with the Securities and Exchange Commission on April 14, 1999
                                                     Registration No. 333-69227
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                        TOTAL RENAL CARE HOLDINGS, INC.
            (Exact name of Registrant as specified in its charter)

            Delaware                                  51-0354549
 (State or other jurisdiction of                   (I.R.S. employer
 incorporation or organization)                 identification number)

                                   Suite 800
                           21250 Hawthorne Boulevard
                        Torrance, California 90503-5517
                                (310) 792-2600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 JOHN E. KING
                            Chief Financial Officer
                        Total Renal Care Holdings, Inc.
                                   Suite 800
                           21250 Hawthorne Boulevard
                        Torrance, California 90503-5517
                                (310) 792-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                  Copies to:
                              CYNTHIA M. DUNNETT
                                RONN S. DAVIDS
                              Riordan & McKinzie
                                  29th Floor
                            300 South Grand Avenue
                         Los Angeles, California 90071
                                (213) 629-4824

                                ---------------
  Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. This           +
+prospectus is not an offer to sell these securities or our solicitation of + +your offer to buy these securities, nor will we sell them or accept your + +offer to buy them, in any state or other jurisdiction where that would not be + +permitted or legal prior to registration or qualification in that state or +
+other jurisdiction.                                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION--April 14, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus
         , 1999
                   [Logo of Total Renal Care Holdings, Inc.]
                        Total Renal Care Holdings, Inc.
                         $345,000,000 Principal Amount
                   7% Convertible Subordinated Notes due 2009
                       10,515,087 Shares of Common Stock

--------------------------------------------------------------------------------


 . Maturity
  The notes are due on May 15, 2009.

 . Conversion

 You may convert the notes into shares of our common stock at any time, in whole or in part, at $32.81 per share, subject to adjustment.

 . Redemption
  We may redeem the notes on or after November 15, 2001.

 . Mandatory offer to repurchase
  If we sell all or substantially all of our assets or experience specific kinds of changes in control, we must offer to repurchase the notes.

 . Ranking
  The notes are general, unsecured obligations, junior to all of our existing and future senior debt and, effectively, all existing and future liabilities of our subsidiaries.

 . Interest
  Interest on the notes is payable on May 15 and November 15 of each year at the rate of 7% per year, commencing on May 15, 1999.

 . Markets for our securities

 The notes trade on the PORTAL market. The common stock trades on the New York Stock Exchange under the symbol "TRL." On April , 1999, the last reported
 sales price for the common stock was $   per share.

 . Selling securityholders

 The notes and common stock are being offered for resale by the selling securityholders listed on page 11. We will not receive any proceeds from these resales.
--------------------------------------------------------------------------------
     This investment involves risk. See "Risk Factors" beginning on page 1.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Our Business...............................................................   i
Risk Factors...............................................................   1
Use of Proceeds............................................................  10
Ratio of Earnings to Fixed Charges.........................................  10
Selling Securityholders....................................................  11
Description of Notes.......................................................  15
Description of Capital Stock...............................................  27
Description of Debt........................................................  29
U.S. Federal Tax Considerations............................................  32
Plan of Distribution.......................................................  38
Disclosure Regarding Forward-Looking Statements............................  39
Market Data................................................................  39
Incorporation by Reference.................................................  39
Legal Matters..............................................................  39
Experts....................................................................  40
Where to Learn About Us....................................................  40

                               OUR BUSINESS

  We are the largest worldwide independent provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end stage renal disease, or ESRD. We provide dialysis and ancillary services to our patients through a network of outpatient dialysis facilities. In addition, we provide inpatient dialysis services at hospitals. We also offer ancillary services including ESRD laboratory and pharmacy services, physician network development and management, pre- and post-transplant services, ESRD clinical research programs, and vascular access management, which is the care of the entry site to a patient's bloodstream.

  Our principal executive offices are located at Suite 800, 21250 Hawthorne Boulevard, Torrance, California 90503-5517 and our telephone number is (310) 792-2600.

                                  RISK FACTORS

  In addition to the other information set forth in this prospectus, you should carefully consider the following factors.

Order of payment--If we become insolvent, we must pay our senior debt and, effectively, all liabilities of our subsidiaries, before you receive any payments on the notes. Any remaining money may not be enough to repay all of our obligations to you.

  The notes are general, unsecured obligations, junior to all of our existing and future senior debt, including our credit facilities, and, effectively, all existing and future liabilities, including trade payables, of our subsidiaries. This means that if we become insolvent, file for bankruptcy, reorganize our business or close it down, we will have to repay all of the debt senior to the notes before we can pay the amounts we owe to you. If we default on payments due on any of our debt, or if our debt under the notes is accelerated because we have violated a covenant in the indenture governing the notes, we must repay all of our senior debt before we repay you. If any of these things happen, our assets may not be sufficient to repay all of the debt we owe to you.

  As of December 31, 1998, the notes were subordinate to approximately $777.6 million of senior debt, including our credit facilities. We had an aggregate of $1,433.8 million of liabilities as of December 31, 1998, $153.1 million of which is debt of our subsidiaries. Also, the indenture permits us and our subsidiaries to incur additional senior or other debt or liabilities. For more details, see the heading "How the notes rank in comparison to our other debt" in the "Description of Notes" section.

Outstanding debt--The large amount of our total outstanding debt and our obligation to service that debt could divert funds from operations, limit our ability to obtain financing for future needs and expose us to interest rate risks, and covenants in our credit facilities may prevent us from taking advantage of business opportunities.

  We are highly leveraged, which means that the amount of our outstanding debt is large compared to the net book value of our assets, and have substantial repayment obligations under our outstanding debt. As of December 31, 1998 we had:

  . Total consolidated debt of approximately $1.25 billion; and

  . Stockholders' equity of approximately $481.8 million.

  In addition, as of December 31, 1998, our borrowing availability under our credit facilities was approximately $596.4 million.

  Our debt agreements contain numerous financial and operating covenants that limit our ability, and the ability of most of our subsidiaries, to undertake certain transactions. These covenants require that we meet certain interest coverage, net worth and leverage tests. Our debt agreements also permit us and our subsidiaries to incur or guarantee additional debt, subject to certain limitations in the case of the credit facilities.

  Our level of debt and the limitations imposed on us by our debt agreements could have other important consequences to you, including the following:

  . We will have to use a portion of our cash flow from operations for debt service, rather than for our operations;

  . We may not be able to obtain additional debt financing for future working capital, capital expenditures, acquisitions or other corporate purposes;

  . The debt under our credit facilities is at a variable interest rate, making us vulnerable to increases in interest rates; and

  . We could be less able to take advantage of significant business opportunities, including acquisitions, and react to changes in market or industry conditions.

Additional borrowings--We and our subsidiaries may incur substantially more debt. If our future cash flow is not large enough to meet our payment obligations with regard to both our existing and future borrowings, we could be forced into bankruptcy.

  We and our subsidiaries may be able to incur substantial additional debt in the future, including debt that is senior to the notes. The indenture governing the notes does not prohibit us or our subsidiaries from doing so. If new debt is added to our current debt levels, the related risks that we now face could intensify. These risks include the possibility that unforeseen changes in the nature of our competition, the price or availability of erythropoietin, or EPO, and other supplies, or the reimbursement rates of public or private insurers may leave us unable to generate enough cash to meet our debt payment obligations. If that were to happen, we could be forced into bankruptcy and may not have enough cash to repay our obligations to you after paying our other creditors. For more details, see the "Description of Notes" and "Description of Debt" sections.


Holding company structure--As a holding company, we depend upon our subsidiaries for cash flow. We could not make payments on the notes if our subsidiaries were prohibited by law or contract from making payments to us.


  TRCH is a holding company, and our only material assets are the stock of our subsidiaries. Our subsidiaries conduct all of our operations and own almost all of our assets. Consequently, our operating cash flow and our ability to repay our debt, including the notes, depends upon the operating cash flow of our subsidiaries and their payment of funds to us in the form of loans, dividends or likewise. These payments may not be adequate to pay interest and principal on the notes when due. In addition, the ability of our subsidiaries to make payments to us depends on applicable law and restrictions under our credit facilities and other present or future contracts to which our subsidiaries are parties. These contracts may include requirements to maintain minimum levels of working capital and other assets. The notes do not limit the ability of our subsidiaries to agree to these contractual restrictions in the future.

  Each of our subsidiaries is a separate entity. Our right to the assets of any subsidiary is subject to the prior claims of the creditors, including trade creditors, of that subsidiary. As a result, the notes are effectively junior to the claims of those creditors.

Financing change of control offer--We may not have the ability to raise the funds necessary to repurchase your notes upon a change of control as required by the indenture.

  Upon a change of control, generally the sale or transfer of a majority of our voting stock or almost all of our assets, you may require us to repurchase all or a portion of your notes. If a change of control occurs, we may not be able to pay the repurchase price for all of the notes submitted for repurchase. In addition, the terms of some of our existing debt agreements, including our credit facilities, generally prohibit us from purchasing any notes until all debt under these agreements is paid in full. Future credit agreements or other agreements relating to debt may contain similar provisions. We may not be able to secure the consent of our lenders to repurchase the notes or refinance the borrowings that prohibit our repurchasing the notes. If we do not obtain a consent or repay the borrowings, we could not repurchase the notes. Our failure to repurchase submitted notes would be an event of default under the indenture. This would, in turn, be a further default under certain of our existing or future debt agreements, including our credit facilities. This further default could result in this debt becoming immediately payable in full. We might not have sufficient assets to satisfy all of our obligations under our credit facilities and the notes.


  For more details, see the heading "Credit facilities" in the "Description of Debt" section and the heading "You may require us to repurchase your notes if we go through a change of control" in the "Description of Notes" section.

Lack of public market--An active public market may never develop for the notes so you may have to hold the notes until they mature or sell them at a price lower than the price you originally paid.

  There is currently no public market for the notes. An active public market may never develop for the notes. If a public market were to exist, the notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, including interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. The notes are not investment-grade debt. Historically, the market for debt that is not investment grade has been subject to disruptions that have caused large changes in the prices of these securities. You may be required to bear the financial risk of an investment in the notes for an indefinite period of time. We do not intend to apply for listing or quotation of the notes on any public market.

  The investment banking firms that originally purchased the notes have informed us that they intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue this market-making activity at any time without notice. In addition, market-making is subject to limitations imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934, and may be limited during the pendency of this shelf registration statement. For more details, see the sections "Description of Notes" and "Plan of Distribution."

Dependence on Medicare and Medicaid--Future declines in reimbursement rates will affect a substantial portion of our revenues.

  We are reimbursed for dialysis services primarily at fixed rates established in advance under the Medicare ESRD program. Reductions in these rates could materially reduce our net operating revenues and profits because approximately 51% of our net operating revenues in 1998 was funded by Medicare. Since 1983, Congress has changed the Medicare composite reimbursement rate from a national average of $138 per treatment in 1983 to a low of $125 per treatment on average in 1986 and to approximately $126 per treatment on average at present. We cannot predict whether future rate changes will be made. Also, increases in operating costs that are subject to inflation, such as labor and supply costs, may occur without a compensating increase in reimbursement rates.

  Approximately 13% of our net operating revenues in 1998 was generated from EPO reimbursement through Medicare and Medicaid programs. Consequently, any reduction in the rate of EPO reimbursement through Medicare and Medicaid programs could materially reduce our net income. From time to time, EPO reimbursement programs have been, and in the future may be, subject to various legislative or administrative proposals to reduce the EPO reimbursement rate. For example, the Department of Health and Human Services, or HHS, and the Clinton administration have endorsed a 10% reduction in Medicare reimbursement for EPO. We cannot predict whether future rate or reimbursement method changes will be made. If such changes are implemented, they could have a material adverse effect on our business, results of operations or financial condition.


  Medicare separately reimburses us for other outpatient prescription drugs that we administer to dialysis patients at the rate of 95% of the actual average wholesale price of each drug. The Clinton administration has proposed a reduction in the reimbursement rate for outpatient prescription drugs to 83% of actual average wholesale price. We cannot predict whether Congress will approve this rate change, or whether other reductions in reimbursement rates for outpatient prescription drugs will be made. If such changes are implemented, they could have a material adverse effect on our business, results of operations or financial condition.

  All of the states in which we operate dialysis facilities currently provide benefits to qualified patients to supplement their Medicare entitlement. Approximately 4% of our net operating revenues in 1998 was funded by Medicaid or comparable state programs. The Medicaid programs are subject to statutory and regulatory changes which may have the effect of decreasing program payments, increasing costs or modifying the way we operate our dialysis business.

Possible changes in Medicare's method of reimbursement--If certain services that currently are separately reimbursed are included in the Medicare composite reimbursement rate or Medicare changes its ESRD program to a capitated reimbursement system, our revenues and profits could be materially reduced.


  We cannot predict whether certain services which Medicare currently reimburses separately may in the future be included in the Medicare composite rate. If, in the future, Medicare includes in its composite reimbursement rate any of the ancillary services presently reimbursed separately, we could not seek separate reimbursement for these services. This would reduce our revenue to the extent there was not a corresponding increase in the Medicare composite rate.

  The Health Care Financing Administration, or HCFA, already has initiated a pilot demonstration project to test the feasibility of allowing managed care plans to participate in the Medicare ESRD program on a capitated basis. Under a capitated plan we would receive a fixed periodic payment for servicing all of our Medicare-eligible ESRD patients regardless of certain fluctuations in the number of services provided in that period or the number of patients treated.


Other sources of reimbursement--Restrictions on our ability to charge for current services at current rates could materially affect our business.

  Approximately 45% of our net operating revenues in 1998 was from sources other than Medicare and Medicaid. These sources include payments from third-party, non-government payors, at rates that generally exceed the Medicare and Medicaid rates, payments from hospitals which we contract with to provide inpatient dialysis treatments and payments from governments and private payors in overseas markets. Any restriction on our ability to charge for our domestic-market services at rates in excess of those Medicare pays would adversely affect our business, results of operations and financial condition. We also have nonexclusive agreements with certain third-party payors, and the termination of certain of these agreements could have an adverse effect on our business, results of operations or financial condition.

Source of EPO--Only one company manufactures EPO. Interruption of supply or cost increases could materially reduce our net income and affect our ability to care for our patients.

  EPO is produced by a single manufacturer, Amgen Corporation. In the future, Amgen may be unwilling or unable to supply us with EPO. Additionally, shortages in the raw materials or other resources necessary to manufacture EPO, or simply an arbitrary decision on the part of this sole supplier, may increase the wholesale price of EPO. Interruptions of the supply of EPO or increases in the price we pay for EPO could have a material adverse effect on our financial condition as well as our ability to provide appropriate care to our patients.


Operations subject to government regulation--Our failure to meet current or future government regulations could cause us to incur sanctions or could prevent us from participating in certain government programs or operating in certain geographical areas.

  Our dialysis operations are subject to extensive federal, state and local governmental regulations in the U.S. and to extensive government regulation in virtually every country in which we operate. U.S. and non-U.S. regulations are designed to accomplish the same objectives: the provision of quality healthcare for patients, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for government payments and/or reimbursement. Any loss of federal certifications, authorization to participate in the Medicare or Medicaid programs, or licenses under the laws of any state or governmental authority in which we generate substantial revenue would adversely impact our business. Our industry will continue to be subject to intense governmental regulation at the state and federal levels, the scope and effect of which are difficult to predict. This regulation could adversely impact us in a material way. In addition, various governmental authorities periodically may review or challenge us. This could have a material adverse effect on our business, results of operations or financial condition.

  In addition, each foreign country in which we operate has its own payment and reimbursement rules and procedures. Our failure to understand these reimbursement systems could cause us to assess the performance of our operations in other countries incorrectly or cause us to overpay for acquisitions of dialysis centers. Some countries prohibit foreign interests from owning healthcare providers, or establish other regulatory barriers to direct foreign ownership. Failure to comply with these regulations could have a material adverse effect on our business, results of operations or financial condition. In addition, foreign regulators may challenge the relationships we have structured, or may structure in the future, to overcome these regulatory barriers.

  . Our failure to comply with fraud and abuse statutes could result in sanctions

  Neither our arrangements with the medical directors of our facilities nor the minority ownership interests of referring physicians in certain of our dialysis facilities meet all of the requirements of published safe harbors to the illegal remuneration provisions of the Social Security Act and similar state laws. These laws impose civil and criminal sanctions on persons who receive or make payments for referring a patient for treatment that is paid for in whole or in part by Medicare, Medicaid or similar state programs. Transactions structured within published safe harbors are deemed not to violate these provisions. Transactions that do not fall within a relevant safe harbor may be subject to greater scrutiny by enforcement agencies. If we are challenged under these statutes, we may have to change our practices or relationships with our medical directors or with referring physicians holding minority ownership interests.

  California law prohibits a physician from making referrals for laboratory services to entities with which they, or their immediate family members, have a financial interest. We currently operate a large number of facilities in California which account for a significant percentage of our business. It is possible that the California statute could apply to laboratory services incidental to dialysis services. If so, we would be required to restructure some relationships with referring physicians who serve as medical directors of our facilities and with the physicians who hold minority interests in some of our facilities. We also provide laboratory services incidental to dialysis services in many other states which have fraud and abuse statutes regulating our relationships with physicians.

  . Our practices may be subject to challenge under Stark I and Stark II

  The Omnibus Budget Reconciliation Act of 1989 includes certain provisions, known as Stark I, that restrict physicians from making referrals for clinical laboratory services to entities with which they or their immediate family members have a "financial relationship." It is unclear whether certain laboratory services that we provide, which are incidental to dialysis services, fall within the Stark I prohibition. The Omnibus Budget Reconciliation Act of 1993 includes certain provisions, known as Stark II, that restrict physicians from making referrals for certain "designated health services" to entities with which they or their immediate family members have a "financial relationship." It is unclear whether some of the services which we provide fall within the Stark II prohibitions.

  Violations of Stark I and Stark II are punishable by civil penalties, which may include exclusion or suspension of the provider from future participation in Medicare and Medicaid programs and substantial fines. Regulatory authorities might challenge our practices under these laws.

Reimbursement of transportation costs--ESRD patients may stop using our services if state programs stop reimbursing their transportation costs.

  At present, ESRD patients eligible for the Medicaid programs of certain states, including California, are reimbursed for their transportation costs relating to ESRD treatments. If this practice is changed or deemed to violate applicable federal or state law, our patients may no longer receive this service. We cannot predict the effect this would have on the desire or ability of patients to use our services.

Investigations--We continuously are subject to regulatory scrutiny and payments of revenues under investigation may be suspended and possibly never collected.

  In the ordinary course of business, our operations continuously are subject to regulatory scrutiny, supervision and control. This regulatory scrutiny often includes inquiries, investigations, examinations, audits, site visits and surveys, both routine and non-routine. If we are found to have engaged in improper practices, regulatory authorities could seek civil, administrative, or criminal fines, penalties or restitutionary relief, and reimbursement authorities could also seek our suspension or exclusion from participation in their programs.

  Our Florida-based laboratory subsidiary is the subject of a third-party carrier review relating to certain claims the laboratory submitted for Medicare reimbursement. We understand that other providers' laboratory activities in Florida and elsewhere are the subject of similar reviews. The carrier has alleged that 99.3% of the tests this laboratory performed for the review period it initially identified, from January 1995 to April 1996, were not properly supported by the prescribing physicians' medical justification. The carrier subsequently requested billing records with respect to the additional period from May 1996 to March 1998. The carrier has issued a formal overpayment determination in the amount of $5.6 million and has suspended all payments of claims related to this laboratory. The carrier has withheld approximately $11 million to date. In addition, the carrier has informed the local offices of the Department of Justice and HHS of this matter. In February 1999, our Florida-based laboratory subsidiary filed a complaint against the carrier and HHS seeking a court order to lift the payment suspension. Any determination adverse to us in this, or other potential, future investigations, could have an adverse impact on our business, results of operations or financial condition.

Risks inherent in growth strategy--The acquisition and development of additional dialysis facilities vital to our business strategy may strain our existing resources and present integration problems or may never be completed.

  Our business strategy depends significantly on our ability to acquire or develop, and successfully integrate, a large number of additional dialysis facilities. This strategy subjects us to the risk that:

  .Suitable acquisition candidates may not be available;

  .We may not be able to consummate future acquisitions on acceptable terms;

  .We may not be able to integrate future acquisitions successfully;

  .We may be inaccurate in assessing the value, strengths and weaknesses of acquisition candidates;

  .We may be inaccurate in identifying suitable locations to develop additional facilities;

  . Businesses that we acquire may never achieve revenues and profitability that justify our investment in them; and

  .Additional financing may not be available to finance future acquisitions.

  Our inability to acquire or develop facilities in a cost-effective manner could adversely affect our ability to expand our business and enhance our results of operations and financial condition. In addition, integrating acquired operations, particularly newly acquired regional networks and large scale acquisitions, such as our acquisition of Renal Treatment Centers, Inc., or RTC, presents a significant challenge and may lead to unanticipated costs or a diversion of management's attention from day-to-day operations. Despite the pooling of TRCH's and RTC's historical operating results, we have conducted operations as a combined entity only since February 1998. This pooling of the historic results of operations and financial condition of TRCH and RTC on a stand-alone basis may differ from our actual combined results in the future.

  Our growth is expected to place significant demands on our financial and management resources and will require us to develop further the management skills of our managers and supervisors, and to continue to train, motivate and effectively manage our employees. There are risks that:

  . Our operations and future acquisitions may require additional personnel, assets and cash expenditures and we may not be able to manage effectively the expansion of our operations;

  . We may not be able to anticipate and respond to all of the changing demands that our expanding operations, including our acquisition of RTC, will and could continue to have on our management, and information, financial and operating systems; and

  . Acquisitions could result in disruptions and unanticipated expenses.

  Our failure to meet the challenges of expansion and to manage our prior and future growth could have an adverse effect on our business, results of operations or financial condition.

Dependence on physician referrals--The loss of key referring physicians could reduce our patient base and our revenues.

  We depend upon referrals of ESRD patients from physicians specializing in nephrology and practicing in the communities we serve. As generally is true in the dialysis industry, one or a few physicians refer all or a significant portion of the patients at each facility. The loss of one or more key referring physicians at a particular facility could materially reduce the revenues of that facility. Referring physicians own minority interests in certain of our dialysis facilities. If these interests are deemed to violate applicable federal or state law, these physicians may be forced to dispose of their ownership interests. We cannot predict the effect these dispositions would have on our continuing relationships with these physicians or our business.

Operations outside the United States--Certain attributes of foreign companies may disrupt their integration into our operations.

  We are entering certain international markets for the first time and we may not be able to integrate international acquisitions effectively. Certain attributes of foreign companies and their operations may disrupt their integration into our operations. These attributes include:

  . Differences in accepted clinical standards and practices;

  . Differences in management styles and practices;

  . The unfamiliarity of foreign companies with United States generally accepted accounting principles; and

  . Local laws that restrict or limit employee discharges and disciplinary actions.

  Any failure to integrate efficiently foreign acquisitions or to realize expected synergies and cost savings could have a material adverse effect on our business, results of operations and financial condition.

Antitakeover provisions--Provisions in our charter documents may deter a change of control which our stockholders may otherwise determine to be in their best interests.

  Our certificate of incorporation and bylaws and the Delaware General Corporation Law, or DGCL, include provisions which may deter hostile takeovers, delay or prevent changes in control or changes in our management, or limit the ability of our stockholders to approve transactions that they may otherwise determine to be in their best interests. These provisions include:

  . A provision requiring that our stockholders may take action only at a duly called annual or special meeting of our stockholders and not by written consent;

  . A provision requiring a stockholder to give at least 60 days' advance notice of a proposal or director nomination that the stockholder desires to present at any annual or special meeting of stockholders; and

  . A provision granting our board of directors the authority to issue up to five million shares of preferred stock and to determine the rights and preferences of the preferred stock without the need for further stockholder approval. The existence of this "blank-check" preferred stock could discourage an attempt to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. Furthermore, this "blank-check" preferred stock may have other rights, including economic rights, senior to our common stock. Therefore, issuance of the preferred stock could have an adverse effect on the market price of our common stock.

  We may, in the future, adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. We may adopt certain of these measures without any further vote or action by our stockholders.

Year 2000 issues--We may experience material unanticipated negative consequences beginning in the year 2000 due to undetected computer defects.

  The following discussion about the implementation of our "Year 2000," or Y2K, program and the results we expect to achieve constitutes forward-looking information. As noted below, there are many uncertainties involved in the Y2K issue, including the extent to which we can provide adequately for contingencies that may arise, as well as the broader scope of the Y2K issue as it may affect third parties. Accordingly, the results of our Y2K program and the extent of any impact on our results of operations could vary materially from those disclosed.

  The Y2K issue concerns the potential exposures related to the automated generation of incorrect information from the use of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions. We are not currently aware of any material operational issues associated with preparing our internal computer systems, facilities and equipment for Y2K. We cannot assure you, however, due to the overall complexity of the Y2K issues and the uncertainty surrounding third party responses to Y2K issues, that undetected errors or defects in our or third party systems or our failure to prepare adequately for the results of those errors or defects will not cause us material unanticipated problems or costs.

  The extent and magnitude of the Y2K problem as it will affect us, both before, and for some period after, January 1, 2000, are difficult to predict or quantify for a number of reasons. Among the most important are:

  . Our lack of control over third party systems that are critical to our operations, including those of telecommunications and utilities companies and governmental and non-governmental payors;

  . The complexity of testing interconnected networks and applications that depend on third-party networks; and

  . The uncertainty surrounding how others will deal with liability issues raised by Y2K-related failures.

  Moreover, the estimated costs of implementing our plans for fixing Y2K problems do not take into account the costs, if any, that we might incur as a result of Y2K-related failures that occur despite our implementation of these plans.

Goodwill amortization--If our assumptions regarding the beneficial life of our goodwill prove to be inaccurate, or subsequently change, our current earnings may be overstated and future earnings also may be affected.

  Our balance sheet has an amount designated as "goodwill" that represents 50% of our assets and 197% of our stockholders' equity at December 31, 1998. Goodwill arises when an acquiror pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles require the amortization of goodwill and all other intangible assets over the period benefited. The current blended average useful life is 34 years for our goodwill and 21 years for all of our intangible assets that relate to business combinations. We have determined that most acquisitions after December 31, 1996 will continue to provide a benefit to us for no less than 40 years after the acquisition. In making this determination, we have reviewed with our independent accountants the significant factors that we considered in arriving at the consideration we paid for, and the expected period of benefit from, acquired businesses.

  If the factors we considered, and which give rise to a material portion of our goodwill, result in an actual beneficial period which is shorter than our determined useful life, earnings reported in periods immediately following certain acquisitions would be overstated. In addition, in later years, we would be burdened by a continuing charge against earnings without the associated benefit to income. Earnings in later years could also be affected significantly if we subsequently determine that the remaining balance of goodwill has been impaired.

                              USE OF PROCEEDS

  As the notes and any shares of common stock issuable upon conversion of the notes, sometimes referred to in this prospectus as conversion shares, are offered by the selling securityholders and not by us, we will not receive any proceeds from the resale of the notes or any conversion shares.

                    RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income from continuing operations adjusted by adding fixed charges and excluding interest capitalized during the period. Fixed charges means the total of interest expense and amortization of financing costs, the estimated interest component of rental expense on operating leases and preferred stock dividends. In 1995, we changed our fiscal year end to December 31 from May 31.

  The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

                                     Year    Seven months
                                   ended May     ended         Year ended
                                      31,    December 31,     December 31,
                                   --------- ------------- -------------------
                                   1994 1995  1994   1995  1995 1996 1997 1998
                                   ---- ---- ------ ------ ---- ---- ---- ----
Ratio of earnings to fixed
 charges.......................... 6.06 2.97   3.17   3.48 3.22 3.96 3.47 1.59

                          SELLING SECURITYHOLDERS

  The selling securityholders may, from time to time, offer and sell any or all of the notes and the conversion shares under this prospectus. All of the notes and the conversion shares offered pursuant to this prospectus are offered by the selling securityholders. Any sales of the notes or the conversion shares will be for the account of the selling securityholders and we will not receive any of the proceeds from these sales.

  The information in the following table is as of April 9, 1999 and assumes that no selling securityholder beneficially owns any shares of our common stock other than shares issuable pursuant to the conversion of the notes. In addition, the information in the table assumes the conversion of all notes owned by each selling securityholder at the initial conversion price of $32.81 per share. This initial conversion price may be adjusted under certain circumstances. As a result, the number of shares issuable upon conversion of the notes may increase or decrease. Under the terms of the indenture governing the notes, cash will be paid instead of issuing fractional shares upon conversion. The selling securityholders listed below provided us the information contained in the following table with respect to themselves and the respective principal amount of notes that may be sold by each of them under this prospectus. We have not independently verified this information. For more details, see the section "Description of Notes."

                          Principal amount of            Shares of common Percentage of
                           notes owned that   Percentage  stock that may   common stock
          Name                may be sold      of notes      be sold      outstanding(1)
          ----            ------------------- ---------- ---------------- --------------
AAFES Medical Dental &
 Life Insurance.........      $   350,000          *          10,667            *
AAFES Ret. Annuity Basic
 Plan...................        1,800,000          *          54,861            *
AAFES Supplemental
 Deferred Compensation
 Plan...................          185,000          *           5,638            *
Alpine Associates.......        6,600,000        1.9%        201,158             *
Alpine Partners, LP.....          450,000          *          13,715             *
Alta Partners Holdings,
 LDC....................        1,500,000          *          45,717             *
Argent Classic
 Convertible Arbitrage
 Fund (Bermuda) L.P. ...       16,000,000        4.6%        487,656             *
Argent Classic
 Convertible Arbitrage
 Fund L.P. .............       11,500,000        3.3%        350,502             *
Argent Convertible
 Arbitrage Fund Ltd. ...        2,500,000          *          76,196             *
Aristeia International,
 Ltd. ..................          859,000          *          26,181             *
Aristeia Trading, LLC...          641,000          *          19,536             *
Associated Electric &
 Gas Insurance Services,
 Ltd....................          300,000          *           9,143             *
Automobile Club of
 Southern California....          150,000          *           4,571             *
Automobile Club Pension
 Plan...................          300,000          *           9,143             *
BancBoston Robertson
 Stephens...............        3,000,000          *          91,435             *
Bank of America Pension
 Plan...................        1,100,000          *          33,526             *
Bear, Stearns & Co. ....          900,000          *          27,430             *
BNP Arbitrage SNC.......        7,500,000        2.2%        228,588             *
Brookside Capital
 Partners Fund LP.......        5,000,000        1.4%        152,392             *
BT Alex Brown, Inc......        4,900,000        1.4%        149,344             *
BT Holdings Corp........        2,000,000          *          60,957             *
Canadian Imperial
 Holdings, Inc..........        1,500,000          *          45,717             *
Carrigaholt Capital
 (Bermuda) L.P..........        2,500,000          *          76,196             *
CFW-C, L.P..............        5,000,000        1.4%        152,392             *
Chase Vista Growth &
 Income Fund............       10,000,000        2.9%        304,785             *
Common Fund for
 NonProfit
 Organizations..........        1,245,000          *          37,945             *
Conseco Direct Life.....          500,000          *          15,239             *

                          Principal amount of            Shares of common Percentage of
                           notes owned that   Percentage  stock that may   common stock
          Name                may be sold      of notes      be sold      outstanding(1)
          ----            ------------------- ---------- ---------------- --------------
Continental Assurance
 Co.....................         800,000            *          24,382            *
Continental Casualty
 Co.....................       5,200,000          1.5%        158,488            *
Deeprock & Co...........       2,100,000            *          64,004            *
Deutsche Bank AG........      34,700,000         10.1%      1,057,604          1.3%
Donaldson, Lufkin &
 Jenrette Securities
 Corp.(4)...............       3,492,000          1.0%        106,430            *
Double Black Diamond
 Offshore, LDC..........       1,611,000            *          49,100            *
Duckbill & Co...........         850,000            *          25,906            *
Family Service Life
 Insurance Co. .........         500,000            *          15,239            *
Fidelity Advisor Series
 I: Fidelity Advisor
 Asset Allocation
 Fund(2)................          60,000            *           1,828            *
Fidelity Advisor Series
 II: Fidelity Advisor
 High Yield Fund........      13,060,000          3.8%        398,049            *
Fidelity Charles Street
 Trust: Fidelity Asset
 Manager(2).............      13,430,000          3.9%        409,326            *
Fidelity Charles Street
 Trust: Fidelity Asset
 Manager: Growth(2).....       6,770,000          2.0%        206,339            *
Fidelity Charles Street
 Trust: Fidelity Asset
 Manager: Income(2).....         750,000            *          22,858            *
Fidelity Global Asset
 Allocation Fund(2).....         590,000            *          17,982            *
Fidelity Fixed-Income
 Income Trust: Fidelity
 High Income Fund(2)....      11,670,000          3.4%        355,684            *
Fidelity Management
 Trust Company on behalf
 of accounts managed by
 it(3)..................       6,720,000          1.9%        204,815            *
First Delta Securities,
 Inc. ..................         200,000            *           6,095            *
General Motors Employee
 Domestic Group Pension
 Trust..................       6,160,000          1.8%        187,747            *
General Motors Welfare
 Benefit Trust..........         850,000            *          25,906            *
GM Pension..............       2,395,000            *          72,996            *
Goldman Sachs and
 Company................         100,000            *           3,047            *
Guardian Life Insurance
 Company of America.....       9,000,000          2.6%        274,306            *
Guardian Master Pension
 Trust..................         500,000            *          15,239            *
Hamilton Partners
 Limited LDC............       5,000,000          1.5%        152,392            *
Highbridge Capital
 Corp. .................       2,500,000            *          76,196            *
Interinsurance Exchange
 of the Automobile
 Club...................       1,560,000            *          47,546            *
International Paper
 Company................         765,000            *          23,316            *
Iowa Public Employees'
 Retirement System......       3,890,000          1.1%        118,561            *
JMG Convertible
 Investments, LP........       1,750,000            *          53,337            *
LB Series Fund Inc. ....       1,500,000            *          45,717            *
Lincoln National
 Convertible Securities
 Fund...................       2,205,000            *          67,205            *
LLT Limited.............         350,000            *          10,667            *

                          Principal amount of            Shares of common Percentage of
                           notes owned that   Percentage  stock that may   common stock
          Name                may be sold      of notes      be sold      outstanding(1)
          ----            ------------------- ---------- ---------------- --------------
Lutheran Brotherhood....       1,000,000           *          30,478             *
McMahan Securities
 Company, LP............       2,650,000           *          80,768             *
Merrill Lynch P.F.S. ...       4,195,000         1.2%        127,857             *
MFS Series Trust V--MFS
 Total Return Fund......       3,000,000           *          91,435             *
Millennium Trading Co,
 LP.....................         500,000           *          15,239             *
Monumental Life
 Insurance Co.
 (Teamsters--Camden Non-
 enhanced)..............       4,000,000         1.2%        121,914             *
Morgan Stanley Dean
 Witter Convertible
 Securities Trust.......       3,000,000           *          91,435             *
NationsBanc Montgomery
 Securities.............       1,100,000           *          33,526             *
Northwestern Mutual Life
 Insurance Company......      10,000,000         2.9%        304,785             *
OCM High Yield Limited
 Partnership............       7,525,000         2.2%        229,350             *
Orrington International
 Fund Ltd...............       1,300,000           *          39,622             *
Orrington Investments
 Limited Partnership....       1,950,000           *          59,433             *
Pacific Gas & Electric
 Bargained Veba.........         185,000           *           5,638             *
Pacific Gas & Electric
 Company Retirement
 Plan...................       2,750,000           *          83,815             *
Pacific Life Insurance
 Company................       1,000,000           *          30,478             *
Palladin Securities
 LLC....................         500,000           *          15,239             *
Quattro Global Capital,
 LLC....................         500,000           *          15,239             *
Ramius Fund, Ltd........       2,000,000           *          60,957             *
Raphael, L.P. ..........       1,000,000           *          30,478             *
Reserve Convertible
 Securities Fund........         500,000           *          15,239             *
Retail Clerks Pension
 Trust..................       1,100,000           *          33,526             *
Sage Capital............       2,000,000           *          60,957             *
San Francisco City &
 County Employee
 Retirement System......       3,710,000         1.1%        113,075             *
South Dakota Retirement
 System.................       4,000,000         1.2%        121,914             *
Southport Management
 Partners, LP...........         900,000           *          27,430             *
Southport Partners
 International, Ltd. ...       1,750,000           *          53,337             *
Texas County & District
 Retirement System......         895,000           *          27,278             *
Tribeca Investments,
 LLC....................       8,000,000         2.3%        243,828             *
Triton Capital
 Investments, Ltd.......       1,750,000           *          53,337             *
United Methodist
 Church.................       1,795,000           *          54,708             *
University of Virginia..         600,000           *          18,287             *
Variable Insurance
 Products Fund II: Asset
 Manager: Growth
 Portfolio(2)...........         720,000           *          21,944             *
Variable Insurance
 Products Fund: High
 Income Portfolio(2)....      15,680,000         4.5%        477,903             *
Variable Insurance
 Products Fund II: Asset
 Manager Portfolio(2)...       4,310,000         1.2%        131,362             *
Walker Art Center.......         295,000           *           8,991             *
Worldwide Transactions,
 Ltd. ..................         187,000           *           5,699             *
Xerox Retirement........       1,890,000           *          57,604             *

---------------------
 *  Less than 1%.

(1) As of April   , 1999, there were       shares of our common stock
    outstanding. In accordance with the rules of the Securities and Exchange Commission, or SEC, the percentage of common stock outstanding owned by each selling securityholder is computed as follows:
    (a) the numerator is the number of shares of common stock held by that selling securityholder upon conversion of all notes owned by that selling securityholder and (b) the denominator includes the number of shares of common stock outstanding and the number of shares of common stock held by that selling securityholder upon conversion of all notes owned by that selling securityholder.

(2) The selling securityholder is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company, or FMR. FMR is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to the selling securityholder and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR is a wholly-owned subsidiary of FMR Corp.

(3) The securities owned by the selling securityholder are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company, or FMTC, serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp.

(4) Donaldson, Lufkin & Jenrette Securities Corporation and certain of its affiliates from time to time perform various investment banking and other services for us, for which we pay customary consideration. Peter T. Grauer, an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, serves on our board of directors.

                           DESCRIPTION OF NOTES

  The notes were issued pursuant to an indenture dated as of November 18, 1998 between TRCH and United States Trust Company of New York, as trustee. The terms of the indenture are the result of our negotiations with the initial purchasers of the notes.

  The following description of the terms of the indenture and the related registration rights agreement is a summary and contains the information required by the federal securities laws. However, it does not restate the indenture or the registration rights agreement and excludes the definitions and complex legal terminology contained in those agreements. While we believe this summary contains provisions of the notes that are important to you in making your decision to purchase the notes, it does not include all of the provisions of the notes that you may feel are important to your investment decision. The indenture, and not this summary, defines your rights as a note holder. If you would like to read the indenture or the registration rights agreement, we have filed a copy of each of these documents as an exhibit to the registration statement that contains this prospectus. In addition, copies of the indenture and the registration rights agreement may be obtained from us upon request. For more details, see the section "Where to Learn About Us."

General description of the notes

  The notes:

  . Are our general, unsecured obligations;

  . Are limited in aggregate principal amount to $345.0 million;

  . Are junior in right of payment to all our existing and future senior debt;

  . Mature on May 15, 2009;

  . Bear interest at the rate of 7% per year, payable twice a year on May 15 and November 15 to record holders of the notes; and

  . Accrue interest calculated on the basis of a 360-day year consisting of twelve 30-day months.

  Until otherwise designated by us, the corporate trust office of the trustee, presently located at 114 West 47th Street, New York, New York 10036-1532, will be our office or agency for the following purposes:

  . Payment of principal of, premium on, interest on, and damages with respect to the notes;

  . Conversion of the notes; and

  . Registration of a transfer or exchange of the notes.

  We may pay interest and damages on the notes by check mailed to you at your address as set forth in our registry books. You will not have to pay a service charge for any registration of transfer or exchange of notes, but we may require you to pay any related tax or other governmental charge.

  The indenture does not contain any financial covenants or any restrictions that limit our ability to pay dividends, issue or repurchase securities, or incur debt, including senior debt. The indenture defines our debt broadly to include all liabilities and obligations:

  . Relating to borrowed money;

  . Under credit or loan agreements, bonds, notes, debentures, letters of credit or similar instruments;

  . Under bankers' acceptances, bank guarantees or similar instruments issued or accepted by banks;

  . For the payment of money relating to a capitalized lease obligation if generally accepted accounting principles require us to treat the obligations as debt;

  . Issued or assumed as the deferred purchase price of property or services;

  . Under interest swap and hedging obligations; and

  . Of third parties of the kind described above that we have guaranteed or that are otherwise our legal liability, or which are secured by a lien on our property.

  The indenture does not include in our debt:

  . Trade account payables or accrued liabilities arising in the ordinary course of our business; and

  . Carriers', warehousemens', mechanics', repairmens' or other similar statutory liens arising in the ordinary course of our business.

  "Senior debt" includes any debt that we incur, assume or guarantee, including our obligations under our credit facilities and certain of our interest swap and hedging obligations. Senior debt does not include:

  . Debt that expressly provides that it is not senior in right of payment to the notes or ranks equally or junior to the notes;

  . Debt owed to any of our subsidiaries;

  . Any trade account payable that we incur in the ordinary course of our business;

  . Any liability for taxes of us or any of our subsidiaries; or

  . The notes.

  The indenture does not protect you from a transaction that requires us to accumulate a large amount of debt or results in the sale or transfer of a majority of our voting stock or almost all of our assets, except as described below under "You may require us to repurchase your notes if we go through a change of control."

You may convert your notes into shares of our common stock

  You will have the right to convert the notes you hold, in $1,000 increments, into shares of our common stock at the conversion price of $32.81 per share. This right will expire on May 15, 2009. The right to convert a note that we have chosen to repurchase or that you have delivered for repurchase and not withdrawn will terminate on the day before the repurchase date for that note, unless we subsequently fail to pay you the repurchase price.

  If you convert a note into shares of our common stock after the record date for an interest payment but on or before the interest payment date, we will pay the interest to the holder of that note on the record date. To convert a note during that time period, unless we have chosen to repurchase the note, you must pay to us an amount equal to the interest we must pay on the note. However, this payment is not required with respect to interest payable on November 15, 2001. As a result, if you surrender notes for conversion on a date that is not an interest payment date, you will not receive any interest for any period after the interest payment date immediately before the date of conversion, except for notes that we choose to repurchase on a date between a record date and the corresponding interest payment date.

   We will not issue fractional shares upon conversion of a note. Instead, we will pay cash for the fractional shares based on the market price of our common stock at the close of business on the day of conversion.

  We will adjust the conversion price if we:

  . Declare a dividend in common stock on any class of our capital stock;

  . Issue to our stockholders rights, options or warrants to purchase common stock at less than the then current market price for our common stock; provided, that if these rights, options or warrants are only exercisable upon certain triggering events, then we will not adjust the conversion price until the triggering events occur;

  . Subdivide, combine or reclassify our outstanding common stock;

  . Distribute to our stockholders evidences of debt, shares of capital stock other than common stock, cash or other assets, excluding distributions in connection with our liquidation and excluding dividends and distributions that we pay exclusively in cash and in certain mergers and consolidations;

  . Distribute cash to all or almost all holders of our common stock that, combined with:

   (1) All other all-cash distributions we have made in the prior 12 months for which no adjustment has been made; and

   (2) The fair market value of consideration paid or payable for any tender offer by us or any of our subsidiaries for common stock concluded within the prior 12 months for which no adjustment has been made, exceeds 15% of the market value of our then-outstanding common stock on the record date of that distribution; and

  . Complete a tender offer for our common stock, or any of our subsidiaries completes a tender offer for our common stock, if the aggregate consideration, together with:

   (1) Any consideration payable in other similar tender offers expiring within the 12 months before the expiration of the tender offer for which no adjustment has been made; and

   (2) The aggregate amount of any all-cash distributions to all holders of our common stock within the 12 months before the expiration of the tender offer for which we have made no adjustments,

   exceeds 15% of the market value of our then-outstanding common stock on the expiration of the tender offer.

  If we distribute to our stockholders any other rights, warrants or options to purchase securities, we will either adjust the conversion price of the notes or, when you convert your notes, under certain conditions, we will issue you shares of common stock, plus the appropriate number of those rights, warrants or options. We are not required to adjust the conversion price until all required adjustments together amount to one percent or more of the conversion price.

  We may reduce the conversion price for a period of at least 20 business days, if the reduction is permitted by law and our board of directors has determined that the reduction would be in our best interests. We must give at least 15 days' notice of any reduction to the trustee and to you. We may make other reductions in the conversion price that our board of directors believes are appropriate to reduce federal income taxes to holders of our common stock that result from a dividend or distribution of stock.

  If we:

  . Reclassify or change our outstanding shares of common stock issuable upon conversion of the notes;

  . Consolidate or merge with another entity, with certain exceptions; or

  . Sell or transfer most of our assets,

  we will issue to you, when you convert your notes, the kind and amount of securities, cash and other property from that event that you would have received had you converted your notes into common stock immediately prior to that event.

  We will use all reasonable efforts to make all registrations with, and to obtain any approvals from, any governmental authority under any federal or state law of the United States that may be required on our part in connection with the conversion of the notes. If at any time before November 19, 2000 the registration statement containing this prospectus is not effective, or cannot be used, you may not sell or transfer conversion shares except in accordance with, or pursuant to an exemption from, the registration requirements of the Securities Act of 1933.


How the notes rank in comparison to our other debt

  If we declare bankruptcy, become insolvent, liquidate, dissolve, reorganize or institute a similar proceeding, or if our senior debt becomes due, all of our senior debt will have the right to be paid in full before we can make any payment to you on the notes. Any borrowings under our credit facilities will be senior debt. The credit facilities provide for aggregate borrowings of $1.35 billion. In addition, the notes also are effectively second in right of payment to all existing and future liabilities, including trade payables, of our subsidiaries. The indenture does not restrict our ability, or the ability of our subsidiaries, to borrow more money or incur liabilities. It also generally does not restrict our ability to transfer assets or business operations to our subsidiaries.

  We also may not make any payment on the notes if:

  . We have failed to make any payment due on designated senior debt or payments due on senior debt at maturity; or

  . We have committed another type of default on designated senior debt that permits the holders of the designated senior debt to require immediate payment in full of that debt and the trustee receives a notice describing the default from us or the holders of the designated senior debt.

  Designated senior debt is:

  . Any debt outstanding under any of our credit facilities; and

  . Any other senior debt of at least $10 million that we have expressly designated as "designated senior debt."

  The payment of cash, property or securities, other than junior securities, upon conversion of a note is considered a payment on a note, and will be subject to these subordination provisions,

  Junior securities mean our capital stock and any of our debt that:

  . We have authorized and issued pursuant to a plan of reorganization where the authorization states that the securities authorized are junior to all of our senior debt;

  . Is second in right of payment to all of our senior debt to at least the same extent as the notes are second in right of payment to senior debt; and

  . Contains terms, provisions, covenants and default provisions that do not benefit you more than the holders of our senior debt.

  We will resume payments on the notes as follows:

  . In the case of a payment default, on the date on which we are no longer in default; and

  . In case of any other default, the earlier of the date on which we are no longer in default or 179 days after the date on which we received the notice of default, unless the maturity of any designated senior debt has been accelerated.

  At the end of the 179-day period, we must pay to you all regularly scheduled payments on the notes that we did not pay during the 179-day period.

  No new notice of a default may be delivered until 365 days have elapsed since the effectiveness of the previous notice.

  We must promptly notify holders of our senior debt if payment of the notes becomes due because of an event of default.

  In the event that you or the trustee receive any payment or distribution of our assets or those of any of our subsidiaries, other than junior securities, at a time when the indenture prohibits that payment or distribution, you or the trustee must hold that payment or distribution in trust for the benefit of the holders of senior debt, and pay or deliver that payment or distribution to the holders of any senior debt remaining unpaid.

  As a result of these provisions, in the event that we liquidate, declare bankruptcy, reorganize, become insolvent, or institute a similar proceeding, you may receive a lower percentage of the total amount we owe to you than other creditors.

We have an option to repurchase the notes

  We may repurchase, or redeem, the notes after November 14, 2001 at our option, in whole or in part, at the following prices, expressed as percentages of the principal amount. Except as noted under "You may convert your notes into shares of our common stock" above, we will pay to you accrued and unpaid interest and damages due on the notes upon repurchase in addition to the repurchase price.

        12-month
         period
       commencing
      November 15,       Percentage
      ------------       ----------
2001....................   104.90%
2002....................   104.20%
2003....................   103.50%
2004....................   102.80%

         12-month
          period
        commencing
       November 15,       Percentage
       ------------       ----------
 2005....................   102.10%
 2006....................   101.40%
 2007....................   100.70%
 2008 and thereafter.....   100.00%

  In the case of a partial repurchase, the trustee shall select the notes or portions of notes you own for repurchase based on the amount of notes you own compared to the total amount of notes outstanding, by lot or in another manner it deems appropriate and fair. We may repurchase the notes in part only in $1,000 increments.

  We will send, not less than 30 nor more than 60 days in advance, a notice of any repurchase to the holder of each note we intend to repurchase at the holder's last address in the registry books of the registrar. The notice of repurchase, or redemption, must state the repurchase date, the repurchase price and the amount of accrued interest and damages we will pay. Any notice that relates to a note we will repurchase only in part must state the portion of the principal amount we will repurchase and must state that on and after the repurchase date, upon surrender of the note, we will issue a new note or notes in principal amount equal to the portion of that note not repurchased. On and after the repurchase date, interest will cease to accrue on the notes or portions of notes called for repurchase, unless we default in our repurchase obligations. The notes do not have the benefit of any sinking fund.

You may require us to repurchase your notes if we go through a change of control

  Upon a change of control we generally must make an irrevocable and unconditional offer to purchase all notes. The repurchase date generally will be no later than 45 business days after the change of control. The repurchase price, which we will pay in cash, will be equal to 100% of the principal amount of the notes, together with accrued and unpaid interest and damages due. You may accept the repurchase offer with respect to all or a portion of your notes. We will make the repurchase offer within 25 business days following a change of control. The offer will remain open for 20 business days, unless a longer period is required by law. At the end of the repurchase offer period, we must purchase all notes tendered in response to the repurchase offer.

  A change of control requiring us to make a repurchase offer will occur if:

  . Any entity, or group or syndicate of entities, other than us or our wholly owned subsidiaries, acquires ownership, directly or indirectly, by any means, of more than 50% of the total voting power of all shares of our capital stock; or

  . We consolidate with, or merge into, any other entity, or another entity merges into us, or we sell or transfer all or substantially all of our assets to another entity, unless that merger or sale of assets:

      (1) Does not result in a material reclassification, conversion, exchange, or cancellation of outstanding shares of our capital stock;

      (2) Only changes our jurisdiction of incorporation and results in a reclassification, conversion, or exchange of our outstanding shares of common stock only into shares of common stock;

      (3) Does not result in our stockholders immediately before the transaction owning, directly or indirectly, immediately following the transaction, less than 50% of the combined total voting power of all shares of capital stock of the entity that is the survivor in the transaction; or

      (4) Does not trigger prepayment rights for lenders under the provisions of our credit facilities.

  Furthermore, a transaction in which at least 90% of the consideration to be received by the holders of our common stock consists of shares of equity securities traded on a national securities exchange or quoted on the Nasdaq National Market, will not trigger a repurchase offer if, as a result of that transaction, the notes become convertible into those other equity securities.

  Whether a sale or transfer of "all or substantially all" of our assets has occurred will likely depend on facts and circumstances. As a result, there may be a degree of uncertainty in determining whether a sale or transfer of "all or substantially all" of our assets has occurred.

  If we are required to make a repurchase offer, we will:

  . Accept notes or portions of notes properly surrendered for payment;

  . Deposit with a paying agent enough cash to pay the repurchase price, together with accrued and unpaid interest and other amounts due, of all notes surrendered; and

  . Deliver to the trustee the notes accepted, together with an officers' certificate listing the notes or portions of the notes we are purchasing.

  The paying agent promptly will mail to the holders of those notes properly surrendered, the payment owed. The trustee promptly will authenticate and mail or deliver to those holders a new note or notes equal in principal amount to any unpurchased portion of the notes surrendered. We will promptly mail or deliver to you any notes not accepted in the repurchase offer. We will announce publicly the results of the repurchase offer on or as soon as practicable after the repurchase date.

  Except as follows, no modification of the indenture limiting your repurchase right is permissible without your consent. Holders of more than two-thirds of the outstanding principal amount of the notes may choose, at any time following a change of control and before the repurchase date, to waive the repurchase right for all holders of notes. In that event:

  . We will not be required to make the repurchase offer;

  . To the extent we have already made the repurchase offer, it will be deemed revoked; and

  . To the extent any holders have already surrendered notes, the surrender shall be cancelled and we will promptly return the notes surrendered to the former holders.

  We will comply with the tender offer rules under any securities laws, and will file any schedule required under those rules, in connection with any offer we make to repurchase notes at your option.

Limitation on merger, sale or consolidation

  We may not, directly or indirectly, consolidate with or merge with or into, or sell, lease or otherwise dispose of all or substantially all of our assets to another entity or group of affiliated entities, other than to our wholly owned subsidiaries, unless:

  . Either:

   (1) In the case of a merger or consolidation, we are the surviving entity; or

   (2) The resulting, surviving or transferee entity is a corporation organized under the laws of any state in the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the notes and the indenture; and

  . No event of default exists immediately before or after the merger or consolidation.

  Upon any consolidation or merger or any transfer of all or substantially all of our assets, the successor corporation may exercise all of our rights and powers under the indenture and we will be released from our obligations under the indenture and the notes, except for obligations that arise from that transaction.

  The transfer by lease, assignment or sale of all or substantially all of the properties and assets of one or more of our subsidiaries, which properties and assets, if we held them directly, would constitute all or substantially all of our properties and assets, will be considered the transfer of all or substantially all of our properties and assets.

Reports

  Whether or not the SEC requires us to file the following documents, we will deliver to the trustee, within 15 days of the date we are, or otherwise would be, required to file them:

  . Annual and quarterly consolidated financial statements similar to those required in Forms 10-K and 10-Q, including, with respect to annual information only, a certified independent public accountants' report and, in each case, a management's discussion and analysis of financial condition and results of operations; and

  . For so long as the notes or conversion shares are not freely tradeable under federal securities laws, if we cease to be subject to the reporting requirements of the Exchange Act, we will continue to provide the information specified by Rule 144A(d)(4) to you.

Events of default and remedies

  The indenture defines an "event of default" as:

  . Our failure to pay any installment of interest on the notes when due for 30 days;

  . Our failure to pay any part of the principal of, or premium on, the notes when due;

  . Our failure to perform our covenants and agreements regarding any conversion of notes for 30 days;

  . Our failure to observe or perform any other covenant or agreement contained in the notes or the indenture, subject to certain exceptions, for a period of 60 days after the trustee gives written notice to us or the holders of at least 25% in aggregate principal amount of the notes outstanding give written notice to us and the trustee;

  . Certain events of bankruptcy, insolvency or reorganization in respect of us or any of our significant subsidiaries;

  . Our failure to make any payment at final stated maturity on any debt for which our liability is not limited to certain assets in an amount greater than $10 million for 30 days after the trustee gives written notice to us or the holders of at least 25% in aggregate principal amount of notes outstanding give written notice to us and the trustee;

  . Any default on any debt for which our liability is not limited to certain assets resulting in more than $10 million of that debt becoming immediately due, unless waived or postponed, for 30 days after the trustee gives written notice to us or the holders of at least 25% in aggregate principal amount of notes outstanding give written notice to us and the trustee; and

  . A court awards amounts which are not covered by insurance in excess of $10 million against us or any of our significant subsidiaries, and these amounts are not stayed, bonded or discharged within 60 days.

  "Significant subsidiary" means as of any date of determination:

  . Any of our subsidiaries that have aggregate total assets in an amount in excess of 10% of our consolidated total assets at the date of determination; or

  . Any of our subsidiaries for which the net income of that subsidiary and its subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, during the four fiscal quarters most recently ended before the date of determination, exceeded 10% of our consolidated net income during that period.

  If a default occurs and is continuing, the trustee must, within 90 days after receiving actual notice of the default, give to the holders notice of that default. The trustee may, however, withhold notice if it in good faith determines that withholding the notice is in the interest of the holders, except in the case of a default regarding any payment due on the notes.

   If an event of default arises from certain events of our bankruptcy, insolvency or reorganization or that of any of our significant subsidiaries, all amounts due on all outstanding notes immediately will be due and payable without any act on the part of the trustee or the holders. If any other event of default occurs and is continuing then, unless the principal of all of the notes is already due and payable, either the trustee or the holders of at least 25% in aggregate principal amount of the notes may declare all principal, premium, accrued interest and damages on or with respect to the notes due and payable immediately. The holders of a majority in principal amount of the notes generally are authorized to rescind this acceleration if we have cured, or the holders have waived, all existing events of default that caused the acceleration, unless the acceleration resulted from the non-payment of amounts due on the notes.

  Prior to the acceleration of the maturity of the notes, the holders of a majority in principal amount of the notes at the time outstanding may waive on behalf of all the holders:

  . Any default, except a default regarding any payment due on the notes, which we have not yet cured; or

  . A default with respect to any provision that cannot be modified without the consent of the holder of each outstanding note affected.

  Subject to the provisions of the indenture:

  . The trustee does not have to exercise any of its rights or powers under the indenture at your request, order or direction, unless you have offered the trustee reasonable security or indemnity; and

  . The holders of a majority in aggregate principal amount of the notes outstanding will have the right to:

     (1) Direct the time, method and place of conducting any proceeding for any remedy available to the trustee; or

     (2) Exercise any trust or power given to the trustee.

  You may not pursue any remedy under the indenture, except for a default in any payment due on the notes, unless:

  . You give to the trustee written notice of a continuing event of default;

  . The holders of at least 25% in principal amount of the outstanding notes make a written request to the trustee to pursue the remedy;

  . You offer to indemnify the trustee against any loss, liability or expense;

  . The trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

  . The trustee has not received a contrary direction from the holders of a majority in principal amount of the outstanding notes.

Amendments and supplements to the indenture

  We and the trustee may enter into a supplemental indenture for certain limited purposes without your consent. With the consent of the holders of a majority in principal amount of the outstanding notes, we and the trustee may amend the indenture or modify or waive your rights. However, no modification may, without the consent of each holder affected:

  . Change the stated maturity or reduce the principal amount of any note;

  . Change the rate or extend the time for payment of interest on the notes;

  . Change any premium payable upon the repurchase of a note;

  . Change the place of payment where, or the currency in which, any note or any premium or interest is payable;

  . Impair the right to bring suit for the conversion of any note or the enforcement of any payment;

  . Reduce the repurchase price that we must pay for the notes;

  . Weaken the repurchase offer;

  . Reduce the percentage in principal amount of the outstanding notes required to make any amendment, supplemental indenture or waiver provided for in the indenture; or

  . Weaken your right to convert notes or weaken the protection against dilution provided to you in the form of adjustments to the conversion price.

  A supplemental indenture entered into in compliance with the covenant described above under "Limitation on merger, sale or consolidation" would not require your consent.

No personal liability of stockholders, officers, directors and employees

  None of our stockholders, employees, officers or directors or those of any successor corporation will have any personal liability regarding our obligations under the indenture or the notes by reason of their status as a stockholder, employee, officer or director.

Transfer and exchange of the notes

  You may transfer or exchange the notes in accordance with the indenture. We or the trustee may require you, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any notes selected for repurchase. Also, we are not required to transfer or exchange any notes for a period of 15 days before the mailing of a repurchase offer or notice of repurchase.

  The registered holder of a note may be treated as the owner of it for all purposes.

Book entry, delivery and form of the notes

  All of the notes are evidenced by one or more global notes which we have deposited with, or on behalf of, The Depository Trust Company, as the depositary, and registered in the name of Cede & Co. as the depositary's nominee. Except as set forth below, the global notes may be transferred, in whole or in part, only to another nominee of the depositary or to a successor of the depositary or its nominee.

  Qualified institutional buyers, or QIBs, as defined in Rule 144A under the Securities Act of 1933, may hold their interests in the global notes directly through the depositary, if those holders are participants in the depositary, or indirectly through organizations which are participants in the depositary. Transfers between these participants will be effected in accordance with the depositary's rules and will be settled in same-day funds.

  The depositary has advised us that it is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The depositary's participants include securities brokers and dealers, including the initial purchasers of the notes, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. QIBs may elect to hold notes purchased by them through the depositary. QIBs who are not participants may beneficially own securities held by or on behalf of the depositary only through participants or indirect participants.

  Ownership of the notes evidenced by the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, the participants and the indirect participants. The laws of some states require that certain persons take physical delivery of certificates representing securities that they own and that security interests in negotiable instruments can only be perfected by the delivery of certificates representing the instruments. Consequently, the ability to transfer notes evidenced by the global notes will be limited to that extent.

  As long as the depositary or its nominee is the registered owner of a note, the depositary or that nominee will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not:

  . Be entitled to have notes represented by that global note registered in their names;

  . Receive or be entitled to receive physical delivery of certificated notes; and

  . Be considered the owners or holders of the notes under the indenture for any purpose, including the giving of any directions, instructions or approvals to the trustee.

  As a result, the ability of a person having a beneficial interest in notes represented by a global note to pledge his or her interest to persons that do not participate in the depositary's system, or to otherwise take actions with respect to that interest, may be affected by the lack of a physical certificate evidencing that interest.

  Neither we nor the trustee have any responsibility or liability for any aspect of the depositary's records relating to the notes, or payments made on account of the notes by the depositary, or for maintaining, supervising or reviewing any records of the depositary relating to the notes.

  The trustee will make payments with respect to any note represented by a global note on the applicable record date to, or at the direction of, the depositary or its nominee in its capacity as the registered holder of the global notes. Under the terms of the indenture, we and the trustee may treat the persons in whose names the global notes are registered as the owners of the notes for all purposes. Consequently, neither we nor the trustee will have any responsibility or liability for any direct payment to beneficial owners of the notes or the crediting of the account of the relevant participants with any payments. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

  Holders who desire to convert their notes into conversion shares should contact their brokers or other participants or indirect participants to obtain information on procedures, including proper forms and cut-off times, for submitting requests.

  If we notify the trustee in writing that (1) the depositary is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days or (2) we elect to cause the issuance of certificated notes under the indenture, then, upon surrender by the depositary of the global notes, certificated notes will be issued to each person that the depositary identifies as the beneficial owner of the notes represented by the global notes. In addition, subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange that beneficial interest for notes in the form of certificated notes. Upon issuance, the trustee is required to register those certificated notes in the name of that person, and cause them to be delivered. All certificated notes shall bear appropriate legends restricting their transferability.

  Neither we nor the trustee will be liable for any delay by the depositary or any participant or indirect participant in identifying the beneficial owners of the notes. We and the trustee will also be protected in relying on instructions from the depositary for all purposes.

Registration rights regarding the notes and the conversion shares

  Under the registration rights agreements, we agreed to file with the SEC, on or prior to February 16, 1999, a shelf registration statement under the Securities Act of 1933 to cover resales of the notes and the conversion shares. Accordingly, we have filed the registration statement containing this prospectus. We will use our reasonable best efforts to keep the shelf registration statement effective until the earlier of

  . November 18, 2000; or

  . The date all notes and conversion shares covered by the shelf registration statement have been sold or there are no longer any notes and conversion shares outstanding.

  If the shelf registration statement containing this prospectus ceases to be effective or this prospectus ceases to be usable for more than 90 days during any 365-day period, damages will accrue in favor of each holder of notes and conversion shares. During the first 90-day period immediately following the default, these damages will accrue at a rate of $0.05 per week per $1,000 principal amount of notes or, if applicable, on an equivalent basis per share for conversion shares held by that holder. The rate of accrual will increase by an additional $0.05 per week per $1,000 principal amount of notes or, if applicable, by an equivalent amount per week per share for conversion shares for each subsequent 90-day period until all defaults have been cured. A maximum amount of $0.25 per week per $1,000 principal amount of notes or, if applicable, an equivalent amount per week per share for conversion shares, may be accrued. These damages are adjusted for stock splits, stock recombinations and stock dividends. We will pay all accrued damages to the holders of notes or conversion shares in the same manner as interest payments on the notes.

  We may suspend the use of the shelf registration statement for effecting resales of notes and conversion shares in certain circumstances described in the registration rights agreement upon notice to the holders of the notes and conversion shares. The holders of notes and conversion shares will receive damages if the aggregate number of days of these suspensions in any 365-day period exceeds 90 days.

  We will provide copies of this prospectus to each holder of notes and conversion shares included in the shelf registration statement. We will also notify each holder of the notes when the shelf registration statement has become effective and take certain other actions as are required to permit resales of the notes and conversion shares. If you sell notes and conversion shares pursuant to the shelf registration statement, you generally must be named as a selling securityholder in this prospectus. You also must deliver this prospectus to purchasers, and will be bound by the provisions of the registration rights agreement.

Governing law

  The indenture, the notes and the registration rights agreement are governed by the laws of the State of New York, without regard to choice of laws provisions.

The trustee

  United States Trust Company of New York is the trustee under the indenture. A successor trustee may be appointed in accordance with the terms of the indenture.

  The indenture contains certain limitations on the rights of the trustee, in the event it becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim. The trustee is permitted to engage in other transactions with us and our subsidiaries as long as there is no conflict of interest.

  In case an event of default occurs under the indenture and is not cured or waived, the trustee in the exercise of its powers must use the same degree of care as a prudent person in the conduct of its own affairs. Subject to these provisions, the trustee will have no obligation to exercise any of its rights or powers under the indenture at your request, unless you have offered the trustee reasonable security or indemnity.

                       DESCRIPTION OF CAPITAL STOCK

  This summary highlights certain provisions of our certificate of incorporation and our bylaws.

  Our authorized capital stock is 200 million shares, consisting of 195 million shares of common stock and five million shares of preferred stock.

Common stock

  As of April  , 1999, we had            shares of common stock issued and
outstanding. We do not anticipate paying any cash dividends on our common stock in the foreseeable future and we are subject to certain restrictions on our ability to pay dividends on the common stock under our credit facilities.

  Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights applicable to the common stock.

  The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Subject to the preferences applicable to shares of preferred stock outstanding at any time, holders of shares of common stock are entitled to receive dividends ratably, if, when and as declared by our board of directors, from funds legally available. These holders are also entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and preferred stock preferences, if any. Holders of common stock have no preemptive, subscription, redemption or conversion rights and there are no sinking fund provisions relating to these shares.

  The authorized but unissued shares of common stock are available for issuance by us without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the common stock may be listed.

  The outstanding shares of our common stock are, and the conversion shares will be, when issued and paid for, fully paid and non-assessable.

Preferred stock

  Our certificate of incorporation authorizes our board of directors to establish series of preferred stock and to determine, with respect to any series of preferred stock, the voting powers, or no voting powers, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are stated in the resolutions of our board of directors providing for a series.

  As of April , 1999, we had no shares of preferred stock issued and outstanding. The authorized but unissued shares of preferred stock are available for issuance by us without further action by our stockholders. This allows us to issue shares of preferred stock without the expense and delay of a special stockholders' meeting, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. We believe that the preferred stock will provide flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs.

  Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock, the terms of which, subject to certain limitations imposed by the securities laws, could impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders at the time of issuance. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of that stock.

Certain charter and bylaw provisions

  Pursuant to the provisions of the DGCL, we have adopted provisions in our certificate of incorporation and bylaws which require us to indemnify our officers and directors to the fullest extent permitted by law, and eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their duty of due care except for;

  . Any breach of the duty of loyalty;

  . Acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

  . Liability under Section 174 of the DGCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or

  . Any transaction from which the director derived any improper personal benefit.

  These provisions do not eliminate a director's duty of care. Moreover, these provisions do not apply to claims against a director for violation of certain laws, including federal securities laws. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors and officers.

  Our certificate of incorporation includes a provision which allows our board of directors to issue up to five million shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of our common stock. We have no present plans to issue any shares of preferred stock.

Delaware anti-takeover law

  We are a Delaware corporation that is subject to Section 203 of the DGCL. Under Section 203 certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that stockholder became an interested stockholder, unless:

  . The corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made this election);

  . The business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

  . Upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  . The business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own.

  The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

Transfer agent

  The registrar and transfer agent for our common stock is The Bank of New
York.

                            DESCRIPTION OF DEBT

  This summary highlights certain provisions of our debt instruments.

Credit facilities

  We may borrow an aggregate of $1.35 billion under our credit facilities. Our credit facilities are with DLJ Capital Funding, Inc., as syndication agent, The Bank of New York, as administrative agent and various banks, as lenders. The following is a summary description of the principal terms of our credit facilities.

 Structure

  Our credit facilities provide for a ten-year $400 million senior term facility and a seven-year $950 million revolving senior credit facility. Under the revolving facility, up to $100 million may be used in connection with letters of credit, and up to $15 million in short-term funds may be borrowed the same day that notice is given to the banks under a "swing line" facility.

 Security; Guarantees

  The obligations under our credit facilities are guaranteed by each of our existing direct and indirect material subsidiaries and future direct and indirect material domestic subsidiaries. Our credit facilities and the guarantees are, subject to certain exceptions, secured by all of the capital stock, or similar equity interests, of our existing direct and indirect material subsidiaries and future direct and indirect material domestic subsidiaries.

 Interest rate

  In general, borrowings under our credit facilities bear interest at one of two floating rates selected by us:

  . The alternate base rate, defined as the higher of The Bank of New York's prime rate or the federal funds rate plus 0.5%, plus, for borrowings under the term facility only, a margin that ranges from 0.5% to 0.75% depending on our leverage ratio; or

  . The rate at which The Bank of New York is offering dollar deposits in the interbank eurodollar market, adjusted for statutory reserves, plus a margin that ranges from 0.45% to 1.75% in the case of the revolving facility and 1.75% to 2.00% in the case of the term facility depending on our leverage ratio.

  Swing line borrowings bear interest at either a rate negotiated by us and The Bank of New York, as the swing line lender, at the time of borrowing or, if no rate is negotiated and agreed upon, the alternate base rate.

 Maturity

  We are required to repay the amount borrowed under the term facility in yearly installments of $4 million beginning on September 30, 1998 and continuing through September 30, 2007. The remaining balance of $360 million is due when the term facility matures on March 31, 2008. The term facility may be prepaid at any time upon proper notice, but the redemption price will be 101.5% of the outstanding balance if prepayment is made on or prior to April 30, 1999 and 100.75% of the outstanding balance if prepayment is made from May 1, 1999 to April 30, 2000. The revolving facility terminates on March 31, 2005.

 Fees

  We are required to pay the banks which are party to our credit facilities a commitment fee based on the daily average unused portion of the revolving facility which accrues from the closing date of our credit facilities. We are also obligated to pay letter of credit fees on the aggregate stated amount of outstanding letters of credit.

 Covenants

  Our credit facilities contain a number of covenants, in addition to the financial covenants, that, among other things, restrict our ability and that of our subsidiaries to:

  . Dispose of assets;

  . Incur additional debt;

  . Prepay other debt, including the notes, subject to certain exceptions, or amend certain debt instruments, including the indenture;

  . Pay dividends;

  . Create liens on assets;

  . Amend our certificate of incorporation or bylaws;

  . Make investments, loans or advances;

  . Make acquisitions;

  . Engage in mergers or consolidations;

  . Change the business conducted by us or our subsidiaries;

  . Make capital expenditures or engage in certain transactions with affiliates; and

  . Otherwise restrict certain corporate activities.

  In addition, our credit facilities contain financial covenants that require us to maintain, on a consolidated basis, specified financial tests including a minimum interest coverage ratio, a minimum net worth test, a minimum cash flow ratio and a maximum leverage ratio.

 Events of default

  Our credit facilities contain customary events of default, including:

  . Nonpayment of principal, interest or fees;

  . Material inaccuracy of representations and warranties;

  . Violation of covenants;

  . Cross-defaults to certain other debt;

  . Certain events of bankruptcy and insolvency;

  . Certain Employee Retirement Income Security Act of 1974 matters;

  . Material judgments;

  . Invalidity of any guaranty or security interest; and

  . A change of control of us in certain circumstances.

  In addition, if we or any of our subsidiaries become ineligible for participation in, or are suspended from receiving reimbursement under, Medicare or Medicaid programs resulting in a material decrease in our consolidated net operating revenues, we will be in default under the credit facilities.

Swap agreements

  During the quarter ended June 30, 1998, we entered into forward interest rate cancelable swap agreements with various financial institutions with a combined notional amount of $800 million. The lengths of the agreements are between three and ten years with cancelation clauses at the financial institutions' option from one to seven years. The underlying blended interest rate is fixed at approximately 5.65% plus an applicable margin based upon our current leverage ratio. Currently, the effective interest rate for these swaps is 7.03%.

5 5/8% convertible notes and related guaranty

  We have guaranteed the $125 million outstanding 5 5/8% convertible subordinated notes due 2006 of Renal Treatment Centers, Inc., our wholly-owned subsidiary. These notes are convertible into shares of our common stock at an effective conversion price of $25.62 per share. Although these notes do not mature until 2006, Renal Treatment Centers, Inc. may repurchase them at its option subsequent to July 16, 1999. The repurchase price, expressed as a percentage of the principal amount of the notes, is shown below for 12-month periods beginning July 15:

     Year                     Percentage Year                     Percentage
     ----                     ---------- ----                     ----------
     1999....................   103.94%  2003....................   101.69%
     2000....................   103.38%  2004....................   101.13%
     2001....................   102.81%  2005....................   100.56%
     2002....................   102.25%  2006....................   100.00%

  Our guaranty of these notes ranks equally with trade payables and is junior to our credit facilities and any future debt we may incur, unless it otherwise states. The notes offered by this prospectus are effectively junior to these notes.

                      U.S. FEDERAL TAX CONSIDERATIONS

  The following discussion summarizes the material U.S. federal tax considerations of the acquisition, ownership, conversion and disposition of the notes by beneficial owners of the notes and the ownership and disposition of conversion shares. Riordan & McKinzie, a professional law corporation, counsel to us, has rendered its opinion to us on these material tax considerations as set forth in this section. This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a prospective investor in light of that investor's personal circumstances. This discussion does not address the U.S. federal income tax consequences of ownership of the notes or conversion shares not held as capital assets within the meaning of Section 1221 of the current U.S. Internal Revenue Code, or the IRC, or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

  . Dealers in securities or foreign currency;

  . Tax-exempt entities, financial institutions, insurance companies;

  . Persons that hold the notes or conversion shares as part of a straddle, hedge, conversion or synthetic security transaction;

  . Persons that have a functional currency other than the U.S. dollar; and

  . Investors in pass-through entities.

  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. This discussion is based upon the IRC, existing regulations under the IRC, and current administrative rulings and judicial decisions. All of the foregoing is subject to change, possibly on a retroactive basis, and that could affect the continuing validity of this discussion. We encourage prospective investors to consult their tax advisors concerning the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to the acquisition, ownership, conversion and disposition of the notes and the ownership and disposition of the conversion shares.

                               U.S. holders

  A "U.S. holder" means a beneficial owner of a note or conversion shares that is, for U.S. federal income tax purposes:

  . A citizen or resident of the United States as defined in Section
    7701(b)(1) of the IRC;

  . A corporation or other entity taxable as a corporation organized under the laws of the United States or any of its political subdivisions;

  .An estate the income of which is subject to U.S. federal income tax regardless of its source;

  . A trust, with respect to which a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions; or

  . A person whose worldwide income or gain is subject to U.S. federal income tax on a net income basis.

A "non-U.S. holder" means a holder of a note or conversion shares that is not a U.S. holder.


Conversion of the notes

  In general, no gain or loss will be recognized on a conversion of the notes into conversion shares except to the extent of cash paid in lieu of a fractional share of common stock, as discussed below under the heading "Disposition of notes and conversion shares." The adjusted basis of the conversion shares received upon conversion will equal the adjusted basis of the note converted, reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash. The holding period of a U.S. holder in the conversion shares will include the period during which the converted notes were held.

Dividends on conversion shares

  The amount of any distribution by us in respect of conversion shares will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in the conversion shares and thereafter as capital gain. Dividends paid to holders that are U.S. corporations may qualify for the dividends-received deduction.

Adjustment of conversion price

  If at any time we make a distribution of property to our stockholders that would be taxable to those stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the antidilution provisions of the notes, the conversion price of the notes is decreased, the amount of that decrease may be deemed to be the payment of a taxable dividend to holders of the notes. For example, a decrease in the conversion price in the event of distributions of our debt or assets generally will result in deemed dividend treatment to holders of the notes, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for our common stock will not. See the heading "You may convert your notes into shares of our common stock" in the "Description of Notes" section.

Amortizable bond premium

  If a U.S. holder of a note acquires the note at a cost that is in excess of the amount payable at maturity, after reducing that cost by an amount equal to the value of the conversion option, the U.S. holder may elect under Section 171 of the IRC to amortize the excess cost, as an offset to interest income, on a constant interest rate basis over the term of the note. However, because the notes may be redeemed at our option at a price in excess of their principal amount, a U.S. holder may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. If the U.S. holder makes an election to amortize bond premium, the tax basis of all the U.S. holder's notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all debt instruments held or subsequently acquired by the electing purchaser and cannot be revoked without permission from the Internal Revenue Service. On conversion of a note into conversion shares, no additional amortization of any bond premium would be allowed, and any remaining premium would be added to the U.S. holder's tax basis in the common stock received.

Market discount

  Investors acquiring notes after their original issuance should consider that the resale of those notes may be adversely affected by the market discount provisions of Sections 1276 through 1278 of the IRC. Except as described below, gain recognized on the disposition of a note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount. "Market discount" is defined generally as the excess of the principal amount of the note over the tax basis of the note in the hands of the U.S. holder immediately after its acquisition.

  Under a de minimis exception, there is no market discount if the excess of the principal amount of the obligation over the U.S. holder's tax basis in the obligation is less than 0.25% of the principal amount multiplied by the number of complete years after the acquisition date to the obligation's date of maturity. Unless the U.S. holder elects to accrue market discount on a constant yield basis, the accrued market discount generally would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the U.S. holder and the denominator of which is the number of days after the U.S. holder's acquisition of the obligation up to and including its maturity date.

  If a U.S. holder of a note acquired with market discount disposes of that note in any transaction other than a sale, exchange or involuntary conversion, the U.S. holder will be deemed to have realized an amount equal to the fair market value of the note and will be required to recognize as ordinary income any accrued market discount. See the discussion below under the subheading "Disposition of notes and conversion shares" for the tax consequences of a sale or exchange. A partial principal payment on a note will be includable as ordinary income upon receipt to the extent of any applicable accrued market discount on that note. Although it is not free from doubt, any accrued market discount not previously taken into income prior to a conversion of a note into conversion shares should carry over to the conversion shares received on conversion and be treated as ordinary income upon a subsequent disposition of those conversion shares, to the extent of any gain recognized on that disposition. Unless the election described below is in effect, a U.S. holder of a note acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any debt incurred or maintained to purchase or carry the note until the maturity of the note or the earlier disposition of the note in a taxable transaction.

  A U.S. holder of a note acquired at a market discount may elect to include the market discount in income as it accrues, on either a straight-line basis or a constant yield basis. This election would apply to all market discount obligations acquired by the electing U.S. holder on or after the first day of the first year to which the election applies. The election may be revoked only with the consent of the Internal Revenue Service. If a U.S. holder of a note elects to include market discount in income currently, the rules discussed above regarding ordinary income recognition resulting from a sale and certain other disposition transactions and deferral of interest deductions would not apply.

Disposition of notes and conversion shares

  Generally, upon the disposition of a note or conversion shares, including cash received in lieu of a fractional share of common stock, by sale, exchange or redemption, a U.S. holder will recognize capital gain or loss equal to the difference between:

  . The amount realized on the disposition, other than, in the case of a disposition of a note, amounts attributable to accrued but unpaid stated interest not previously included in income; and

  . The U.S. holder's adjusted tax basis in the note or conversion shares.

  A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to that holder, less any principal payments received by that holder and increased by any market discount previously included in income by that holder. Special rules may apply to redemptions of common stock which may result in dividend, rather than sale or exchange, treatment in respect of the proceeds received pursuant to that redemption. Net capital gain, i.e., capital gain in excess of capital loss, recognized by an individual upon a disposition of notes or conversion shares that have been held for more than 12 months generally will be subject to a maximum tax rate of 20% or, in the case of notes or conversion shares that have been held for 12 months or less, will be subject to tax at ordinary income tax rates.

                             Non-U.S. holders

  Interest on the notes, dividends on conversion shares and gain on the sale, exchange or other disposition of the notes and conversion shares will be considered "U.S. trade or business income" if that interest, dividend or gain is:

  . Effectively connected with the conduct of a U.S. trade or business; or

  . In the case of a treaty resident, attributable to a U.S. permanent establishment, or to a fixed base, in the U.S.

Stated interest

  Generally, interest received by a non-U.S. holder of a note that is not U.S. trade or business income will not be subject to U.S. federal income or withholding tax if:

  . The non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all our voting stock and is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the IRC; and

  . The non-U.S. holder, under penalties of perjury, certifies that the non-
    U.S. holder is not a U.S. person and the certificate provides the non-U.S. holder's name and address.

  Interest received on the notes that constitutes U.S. trade or business income will be subject to tax on a net income basis at regular U.S. federal income tax rates and, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or a lower rate if specified by an applicable income tax treaty, of its U.S. effectively connected earnings and profits that are actually or deemed to have been repatriated. The Treasury Department has issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards. These final regulations generally will be effective with respect to payments made after December 31, 1999. Under these final regulations, a non-U.S. holder who is claiming the benefits of a tax treaty or exemption from withholding from U.S. trade or business income may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Moreover, certain special procedures are provided in these final regulations for payments through qualified intermediaries.

Conversion of the notes

  In general, no U.S. federal income tax or withholding tax will be imposed on the conversion of the notes into conversion shares by a non-U.S. holder, except in the case of the receipt of cash in lieu of a fractional share of common stock as discussed below under the heading "Disposition of notes and conversion shares." The adjusted basis of the common stock received on conversion will equal the adjusted basis of the note converted, reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash.

Dividends on conversion shares

  Dividends paid, including dividends deemed to have been paid as described above under the heading "Adjustment of conversion price", to a non-U.S. holder of conversion shares will be subject to a U.S. withholding tax at a rate of 30%, or a lower rate if specified by an applicable income tax treaty, of the gross amount of the dividend, unless the dividends constitute U.S. trade or business income. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country, absent knowledge that such presumption is not warranted. Under the final regulations for withholding effective for payments after December 31, 1999, holders will be required to satisfy certain applicable certification requirements to claim treaty benefits.

  Except to the extent otherwise provided under an applicable treaty, dividends that constitute U.S. trade or business income are subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates, and are not generally subject to withholding if the holder complies with certain certification and disclosure requirements. In the case of any dividends received by a foreign corporation that are effectively connected with the conduct by such corporation of a U.S. trade or business, such dividends may also be subject to the 30% branch profits tax as described above under the heading "Stated interest."

Disposition of notes and conversion shares

  Except as described below, and subject to the discussion concerning backup withholding, any gain realized by a non-U.S. holder on the sale, exchange or redemption of a note or conversion shares, including cash received in lieu of a fractional share, generally will not be subject to U.S. federal income or withholding tax, unless:

  . Such gain is U.S. trade or business income; or

  . The non-U.S. holder is an individual who holds the notes as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements.

  Special rules may apply to redemptions of conversion shares which may result in dividend, rather than sale or exchange, treatment in respect of the proceeds received.

Federal estate tax

  Notes or conversion shares held, or treated as held, by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that:

  . In the case of notes, the individual did not actually or constructively own 10% or more of the total voting power of all classes of voting stock; and

  . Income on the notes or conversion shares was not U.S. trade or business income.

Information reporting and backup withholding

  We must report annually to the Internal Revenue Service and to each non-U.S. holder any interest and dividends that are subject to federal withholding tax, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

  Backup withholding and information reporting generally will not apply to payments of principal or interest on the notes and dividends on the conversion shares to a non-U.S. holder, if the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not, in fact, satisfied.

  The payment of the proceeds from the disposition of notes or conversion shares to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not, in fact, satisfied.

  The payment of proceeds from the disposition of notes or conversion shares to or through a non-U.S. office of a broker that is:

  . A U.S. person;

  . A "controlled foreign corporation" for U.S. federal income tax purposes;

  . A foreign person 50% or more of whose gross income from all sources for a specified three-year period is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

  . After December 31, 1999, a foreign partnership if either more than 50% of the income or capital interest of such partnership is owned by U.S. holders or such partnership has certain connections to the United States, will be subject to information reporting, unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and the broker has no actual knowledge to the contrary.

  Before January 1, 2000, the payment of the proceeds from the disposition of notes or conversion shares to or through a non-U.S. office of a broker generally will not be subject to backup withholding. After December 31, 1999, such payment will be subject to backup withholding if information reporting is required. After December 31, 1999, payments through a non-U.S. intermediary satisfying certain requirements will not be subject to either backup withholding or information reporting.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against such non-U.S. holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                           PLAN OF DISTRIBUTION

  This prospectus relates to the resale of $345 million of notes issued in a private placement on November 13, 1998 and the resale of 10,515,087 conversion shares, plus any additional conversion shares that may be issuable pursuant to the antidilution provisions of the notes. The registration statement, of which this prospectus is a part, does not cover the issuance of shares of common stock upon conversion of the notes into the conversion shares.

  The selling securityholders may sell or distribute the notes and the conversion shares directly to purchasers as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, which may involve crosses or block transactions:

  . On any exchange or in the over-the-counter market;

  . In transactions otherwise than in the over-the-counter market; or

  . Through the writing of options, whether such options are listed on an options exchange or otherwise, on, or in settlement of short sale of the notes or the conversion shares.

  The selling securityholders may also loan or pledge the notes or the conversion shares to broker-dealers that in turn may sell such securities.

  Any of these transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling securityholder or by agreement between the selling securityholder and underwriters, brokers, dealers or agents, or purchasers. If the selling securityholders sell the notes or the conversion shares to or through underwriters, brokers, dealers or agents, those underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the notes or the conversion shares for whom they may act as agent. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. The selling securityholders and any brokers, dealers or agents that participate in the distribution of the notes or the conversion shares may be considered underwriters, and any profit on the sale of the notes or the conversion shares by them and any discounts, concessions or commissions received by any underwriters, brokers, dealers or agents may be considered underwriting discounts and commissions under the Securities Act of 1933.

  To the extent required, the aggregate principal amount of notes and number of conversion shares, the names of the selling securityholders, the purchase price, the name of any agent, dealer or underwriter and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement. The aggregate proceeds to the selling securityholders from the sale of the notes or conversion shares will be the purchase price of such notes or conversion shares less any discounts and commissions.

  Our common stock is listed on the New York Stock Exchange, and the conversion shares have been authorized for listing on the New York Stock Exchange. There is no assurance that any trading market will develop for the notes.

  In order to comply with the securities laws of certain states, if applicable, the notes and the conversion shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the notes and the conversion shares may not be sold unless they have been registered or qualified for sale or exempted from registration or qualification.

  We will not receive any of the proceeds from the selling securityholders' sale or distribution of the notes and the conversion shares. We have agreed with the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act of 1933. We have agreed to pay all expenses related to the selling securityholders' offer and sale of the notes and the conversion shares to the public, other than selling commissions and fees.

              DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains statements that are forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "believe" and similar language. These statements involve known and unknown risks, including risks resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities and other business conditions, and are subject to uncertainties and assumptions set forth elsewhere in this prospectus. Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update these statements.

                                MARKET DATA

  Market data used throughout this prospectus, including information relating to our relative position in the dialysis industry, is based on the good-faith estimate of our management based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that these sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

                        INCORPORATION BY REFERENCE

  The SEC allows us to "incorporate by reference" into this prospectus the documents we file with them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus, and information that we file later with the SEC automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

  . Our annual report on Form 10-K for the year ended December 31, 1998; and


  . All documents subsequently filed by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

  We will provide without charge to each person, including any prospective investor to whom this prospectus has been delivered, upon written or oral request, a copy of any and all of the documents referred to above that are or may be incorporated by reference into this prospectus, other than exhibits, unless these exhibits are specifically incorporated by reference into this prospectus. Requests should be directed to Total Renal Care Holdings, Inc., attention John E. King, Suite 800, 21250 Hawthorne Boulevard, Torrance, California 90503-5517, telephone number (310) 792-2600.

                               LEGAL MATTERS

  Barry C. Cosgrove, our General Counsel, has passed upon certain legal matters with respect to the legality of the notes. Mr. Cosgrove holds stock and options to purchase stock granted under our employee stock plans that in the aggregate represent less than 1% of our common stock.

                                  EXPERTS

  The financial statements for the years ended December 31, 1996, 1997 and 1998 incorporated in this prospectus by reference to our Annual Report on Form 10-K have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          WHERE TO LEARN ABOUT US

  We are subject to the informational requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Web Site located at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports, proxy statements and other information at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            , 1999

                   [LOGO OF TOTAL RENAL CARE HOLDINGS, INC.]

                        Total Renal Care Holdings, Inc.
                         $345,000,000 Principal Amount
                   7% Convertible Subordinated Notes due 2009
                       10,515,087 Shares of Common Stock

                -----------------------------------------------

                                   PROSPECTUS

                -----------------------------------------------


--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  Part II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.*

   SEC registration fee............................................... $ 95,915
   Printing fees......................................................  100,000
   Trustee's and transfer agent's fees................................    5,000
   Accounting fees and expenses.......................................  100,000
   Legal fees and expenses............................................  150,000
   Miscellaneous......................................................   10,000
                                                                       --------
   Total.............................................................. $460,915
                                                                       ========

  None of the above expenses will be borne by the selling securityholders.
---------------------
* Estimated.

Item 15. Indemnification of Directors and Officers.

  Section 145 of the DGCL provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he or she is involved by reason of the fact that he or she is or was director, officer, employee or agent of such corporation, provided that (1) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expense actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

  Article XI, Section I of our bylaws provides for indemnification of our directors and officers to the fullest extent permitted by the DGCL. In accordance with the DGCL, our certificate of incorporation limits the personal liability of our directors for violations of their fiduciary duty. The certificate of incorporation eliminates each director's liability to us or our stockholders for monetary damages or breach of fiduciary duty as a director except:

  . For any breach of the director's duty of loyalty to us or our stockholders;

  . For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . Under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; or

  . For any transaction from which a director derived any improper personal benefit.

  The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the federal securities laws. We have entered into indemnification agreements with each of our directors and officers to indemnify them to the maximum extent permitted by Delaware law.

  The registration rights agreement and the purchase agreement executed in connection with the private placement of the notes and filed as Exhibit 4.4 and
Exhibit 4.5, respectively, hereto provide for the indemnification of our directors and certain of our officers by the initial purchasers and the selling securityholders, respectively, against certain liabilities, including liabilities under the Securities Act of 1933.

Item 16. Exhibits.

 Exhibit
 Number                                Description
 -------                               -----------
  4.1    Shareholders Agreement, dated August 11, 1994, between DLJ Merchant
          Banking Partners, L.P., DLJ International Partners, C.V., DLJ
          Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., NME
          Properties Corp., Continental Bank, as voting trustee, and TRCH.+++
  4.2    Agreement and Amendment, dated as of June 30, 1995, between DLJMBP,
          DLJIP, DLJOP, DLJMBF, DLJ First Esc, LLC, Tenet Healthcare
          Corporation, TRCH, Victor M.G. Chaltiel, the Putnam Purchasers, the
          Crescent Purchasers and the Harvard Purchasers, relating to the
          Shareholders Agreement dated as of August 11, 1994 between DLJMB,
          DLJIP, DLJOP, DLJMBF, NME Properties, Continental Bank, as voting trustee, and TRCH.+++
  4.3    Indenture, dated as of November 18, 1998, between TRCH and the trustee and Form of Note.++
  4.4    Registration Rights Agreement, dated as of November 18, 1998, between
          TRCH and the initial purchasers of the notes.++
  4.5    Purchase Agreement, dated as of November 12, 1998, between TRCH and the initial purchasers of the notes.++
  5.1    Opinion of Barry C. Cosgrove.++
  8.1    Opinion of Riordan & McKinzie.+
 12.1    Computation of Ratio of Earnings to Fixed Charges.+
 23.1    Consent of PricewaterhouseCoopers LLP.+
 23.2    Consent of Barry C. Cosgrove (included in Exhibit 5.1).++
 23.3    Consent of Riordan & McKinzie (included in Exhibit 8.1).+
 24.1    Power of Attorney with respect to TRCH.++
         Statement of Eligibility of Trustee under the Trust Indenture Act of
 25.1    1939 on Form T-1.++

---------------------
+  Filed herewith.

++ Previously filed as an exhibit to this Registration Statement.

+++ Filed on August 29, 1995 as an exhibit to our Form 10-K for the year ended
    May 31, 1995.

Item 17. Undertakings.

  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 2 to the Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California, on April 14, 1999.

                                          TOTAL RENAL CARE HOLDINGS, INC.

                                                    /s/ John E. King
                                          By: _________________________________
                                                        John E. King
                                               Senior Vice President, Finance
                                                            and
                                                  Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                         Title                 Date
              ---------                         -----                 ----

                  *                   Chairman of the Board,     April 14, 1999
 ____________________________________  Chief Executive
         Victor M.G. Chaltiel          Officer, President and
                                       Director (Principal
                                       Executive Officer)

         /s/ John E. King             Senior Vice President,     April 14, 1999
 ____________________________________  Finance and Chief
             John E. King              Financial Officer
                                       (Principal Financial
                                       Officer)

      /s/ John J. McDonough           Vice President and Chief   April 14, 1999
 ____________________________________  Accounting Officer
          John J. McDonough            (Principal Accounting
                                       Officer)

                  *                   Director                   April 14, 1999
 ____________________________________
           Maris Andersons

                  *                   Director                   April 14, 1999
 ____________________________________
           Peter T. Grauer

                  *                   Director                   April 14, 1999
 ____________________________________
         Regina E. Herzlinger

                  *                   Director                   April 14, 1999
 ____________________________________
           Shaul G. Massry

          /s/ John E. King
 *By: _______________________________
             John E. King
           Attorney-in-Fact

                             INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
  4.1    Shareholders Agreement, dated August 11, 1994, between DLJ Merchant
          Banking Partners, L.P., DLJ International Partners, C.V., DLJ
          Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., NME
          Properties Corp., Continental Bank, as voting trustee, and TRCH.+++
  4.2    Agreement and Amendment, dated as of June 30, 1995, between DLJMBP,
          DLJIP, DLJOP, DLJMBF, DLJ First Esc, LLC, Tenet Healthcare
          Corporation, TRCH, Victor M.G. Chaltiel, the Putnam Purchasers, the
          Crescent Purchasers and the Harvard Purchasers, relating to the
          Shareholders Agreement dated as of August 11, 1994 between DLJMB,
          DLJIP, DLJOP, DLJMBF, NME Properties, Continental Bank, as voting trustee, and TRCH.+++
  4.3    Indenture, dated as of November 18, 1998, between TRCH and the Trustee and Form of Note.++
  4.4    Registration Rights Agreement, dated as of November 18, 1998, between
          TRCH and the initial purchasers of the notes.++
  4.5    Purchase Agreement, dated as of November 12, 1998, between TRCH and the initial purchasers of the notes.++
  5.1    Opinion of Barry C. Cosgrove.++
  8.1    Opinion of Riordan & McKinzie.+
 12.1    Computation of Ratio of Earnings to Fixed Charges.+
 23.1    Consent of PricewaterhouseCoopers LLP.+
 23.2    Consent of Barry C. Cosgrove (included in Exhibit 5.1).++
 23.3    Consent of Riordan & McKinzie (included in Exhibit 8.1).+
 24.1    Power of Attorney with respect to TRCH.++
         Statement of Eligibility of Trustee under the Trust Indenture Act of
 25.1    1939 on Form T-1.++

---------------------
+  Filed herewith.

++ Previously filed as an exhibit to this Registration Statement.

+++ Filed on August 29, 1995 as an exhibit to our Form 10-K for the year ended
    May 31, 1995.